PHS

SECI 17005807

| OMB APPROVAL | |
|---|---|
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| Expires: | May 31, 2017 |
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| hours per response | 12.00 |

Mail Processing Section FEB 27 2017 Washington DC 416

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-52643 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ultimus Fund Distributors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Pictoria Drive, Suite 450
(No. and Street)

| Cincinnati | Ohio | 45246 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Dorsey 513-587-3401
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co Inc.
(Name – *if individual, state last, first, middle name*)

| 65 East State Street, Suite 2000 | Columbus | Ohio | 43215 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BS

## OATH OR AFFIRMATION

I, Robert G. Dorsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ultimus Fund Distributors, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUE A. PILCHER - NOTARY PUBLIC
STATE OF OHIO
COMM. EXP. OCT 21, 2019

Signature

CEO & Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

-C O N T E N T S -

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Ultimus Fund Distributors, LLC
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Ultimus Fund Distributors, LLC (the Company), a wholly-owned subsidiary of Ultimus Fund Solutions, LLC, as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform thc audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Ultimus Fund Distributors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of Ultimus Fund Distributors, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 17, 2017

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

## ULTIMUS FUND DISTRIBUTORS, LLC

## STATEMENT OF FINANCIAL CONDITION
**December 31, 2016**

### ASSETS

| | |
|---|---|
| **Current Assets** | |
| Cash | $ 274,482 |
| Receivable from customers | 45,342 |
| Prepaid registration fees | 23,609 |
| Total current assets | $ 343,433 |

### LIABILITIES & MEMBER'S EQUITY

| | |
|---|---|
| **Current Liabilities** | |
| Accounts payable | $ 2,195 |
| Total current liabilities | 2,195 |
| **Member's Equity** | 341,238 |
| Total liabilities and member's equity | $ 343,433 |

See report of independent registered public accounting firm and notes to financial statements.

## ULTIMUS FUND DISTRIBUTORS, LLC

## STATEMENT OF OPERATIONS
**Year Ended December 31, 2016**

| | |
|---|---|
| **Revenues:** | |
| Distribution fees | $ 266,750 |
| License fees | 16,500 |
| Underwriting income | 114 |
| Total revenues | 283,364 |
| **Expenses:** | |
| Management fees - related party (Note C) | 240,000 |
| Registration fees | 28,876 |
| Professional fees | 12,350 |
| Insurance expense | 2,996 |
| Total expenses | 284,222 |
| Net income (loss) | $ (858) |

See report of independent registered public accounting firm and notes to financial statements.

**ULTIMUS FUND DISTRIBUTORS, LLC**

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**Year Ended December 31, 2016**

| | |
|---|---|
| Balance at December 31, 2015 | $ 342,096 |
| Net income (loss) | (858) |
| Balance at December 31, 2016 | $ 341,238 |

See report of independent registered public accounting firm and notes to financial statements.

# ULTIMUS FUND DISTRIBUTORS, LLC

## STATEMENT OF CASH FLOWS
**Year Ended December 31, 2016**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income (loss) | $ (858) |
| Adjustments to reconcile net income (loss) to net cash flows from operating activities: | |
| Increase in receivable from customers | (19,792) |
| Decrease in prepaid insurance | 2,250 |
| Decrease in prepaid registration fees | 553 |
| Increase in accounts payable | 2,035 |
| Total adjustments | (14,954) |
| Net cash used in operating activities | (15,812) |
| Cash at beginning of the year | 290,294 |
| Cash at end of the year | $ 274,482 |

See report of independent registered public accounting firm and notes to financial statements.

## NOTE A - Organization and Nature of Business

Ultimus Fund Distributors, LLC (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA), and is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934. The Company is an Ohio Limited Liability Company that is a wholly-owned subsidiary of Ultimus Fund Solutions, LLC (Member). The Company began operations on May 31, 2000 and received FINRA membership approval effective August 18, 2000.

The Member provides comprehensive mutual fund services, including organization, consulting, fund administration, fund accounting and pricing, transfer agency and shareholder services, to new and existing mutual fund groups. The Company serves as the principal underwriter for certain mutual fund groups that have contracted with the Member for the provision of mutual fund services.

## NOTE B – Summary of Significant Accounting Policies

*Basis of Presentation*
Financial statement presentation follows accounting principles generally accepted in the United States of America as contained in the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board. The financial statements of the Company have been prepared on the accrual basis of accounting.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Receivables from Customers*
Accounts receivable are stated at their contractual outstanding balances and do not bear interest. Accounts receivable are stated at fair value, which reflects the amount management expects to collect from outstanding balances. Accounts are considered past due if any portion of an account has not been paid in full within the contractual terms of the account. The Company begins to assess its ability to collect receivable that are over 30 days past due and provides for an adequate allowance for doubtful accounts based on the Company's collection history, the financial stability and recent payment history of the customer, and other pertinent factors. Based on these criteria, no allowance for doubtful accounts has been provided at December 31, 2016 since the Company expects no material losses.

*Distribution and Licensing Fee Income*
The Company contracts with mutual fund groups under a distribution agreement and generally charges a flat monthly fee from $500 to $1,000, although fees are subject to negotiation. Distribution and licensing fees are billed and recognized as earned on a monthly basis over the term of the respective contracts.

## NOTE B – Summary of Significant Accounting Policies (continued)

*Income Taxes*
The Company is a single member LLC which is disregarded for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's net income (loss) is allocated to the Member in accordance with regulations of the Company. The 2013 through 2015 tax years remain subject to examination and change by the Internal Revenue Service. Management does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

*Registration Fee Expense*
Registration fees are recorded at cost and expensed on a pro rata basis over the respective licensing period. The Company incurs fees for FINRA and various state licensing requirements.

*Cost Reimbursement*
Mutual fund groups or their sponsors reimburse the Company for costs associated with the licensing of individual representatives; including FINRA fees and CRD advertising which is the cost of reviewing and filing sales literature with FINRA. These costs represent flow-through items and are not reflected in the Company's financial statements.

*Statement of Cash Flows*
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. The Company places its cash reserves with high credit quality financial institutions. The Company maintains cash deposits in banks which from time to time exceed the federally insured deposit amount of $250,000. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

*New Accounting Pronouncements*
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, "Revenues from Contracts with Customers (Topic 606)". This guidance outlines a single comprehensive model for accounting for revenue from contracts with customers, and is effective for annual reporting periods beginning after December 15, 2017 for public entities. Unless the effective date is extended, the Company will be required to adopt the standard effective January 1, 2018. Furthermore, the Company is evaluating the impact, if any, that the standard will have on the financial statements.

## NOTE C - Related Party Transactions

The Member assumes certain costs of the Company pursuant to a Cost Assumption Agreement originally dated June 20, 2000. The Agreement has been amended most recently in January 2016. Specifically, the Company operates out of an office leased by the Member. In addition, employees and other resources of the Member support the Company's operations, such as certain administration and accounting services. The Company pays a $20,000 monthly management fee to the Member under the current Cost Assumption Agreement. The total management fee equaled $240,000 for the year ended December 31, 2016.

## NOTE D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain a minimum net capital level. At December 31, 2016, the Company had net capital of $272,287, which was $247,287 in excess of its required net capital of $25,000, and a percentage of aggregate indebtedness to net capital of 0.81%.

## NOTE E – Contingencies & Uncertainties

From time to time, claims may be made and legal action may be taken against the Company, and the Company may be involved in reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies relating to its business. The Company is also subject to operational risk, which includes risk of loss from human error, inadequate or failed internal processes and systems, and external events as well as compliance and legal risk associated with violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards, as well as the risk of non-compliance with contractual and other obligations. Some of these actions may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

## NOTE F – Concentration of revenue and accounts receivable

For the year ended December 31, 2016, approximately 11% of the Company's revenues originated from one mutual fund family belonging to one investment company. As of December 31, 2016, approximately 0% of accounts receivable are due from this investment company.

## NOTE G – Subsequent Events

Subsequent events were evaluated for disclosure through February 17, 2017 which was the date the financial statements were available to be issued. No subsequent events occurred through this date that requires disclosure.

**ULTIMUS FUND DISTRIBUTORS, LLC**
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

**SCHEDULE A**

**Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1**
**December 31, 2016**

## Computation of Net Capital

| | |
|---|---|
| Total member equity from Statement of Financial Condition | $ 341,238 |
| Deductions for nonallowable assets: | |
| Receivable from customers | (45,342) |
| Prepaid registration fees | (23,609) |
| Net Capital | $ 272,287 |

## Computation of Aggregate Indebtedness

| | |
|---|---|
| Total A.I. Liabilities from Statement of Financial Condition | $ 2,195 |
| Percentage of aggregate indebtedness to net capital | 0.81% |

## Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum net capital required | $ 146 |
| Minimum dollar net capital requirement | $ 25,000 |
| Net capital requirement | $ 25,000 |
| Excess net capital | $ 247,287 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement | $ 242,287 |

No differences exist between the above computation and the computation in the Company's unaudited FOCUS Report (Form X-17A-5).

See report of independent registered public accounting firm and notes to financial statements.

**ULTIMUS FUND DISTRIBUTORS, LLC**
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

**SCHEDULE B –**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**

December 31, 2016

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

**ULTIMUS FUND DISTRIBUTORS, LLC**
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

**SCHEDULE C –**
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**

December 31, 2016

This information is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Member
Ultimus Fund Distributors, LLC
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Ultimus Fund Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 17, 2017


Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

ULTIMUS
FUND DISTRIBUTORS

Ultimus Fund Distributors, LLC
Exemption Report

Ultimus Fund Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 of the Securities Exchange Act of 1934, as amended (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d) (1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R 240.15c3-3 under the following provision:

15c3-3(k)(2)(i) - The Company does not hold customer funds or safe keep customer securities

(2) The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Ultimus Fund Distributors, LLC

I, Robert G. Dorsey, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Robert G. Dorsey
Managing Director

January 19, 2017

<u>ULTIMUS FUND DISTRIBUTORS, LLC</u>
Cincinnati, Ohio

Independent Accountants' Agreed-Upon Procedures Report
on an Entity's Claim for Exclusion from Membership in SIPC

For the year ended December 31, 2016

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Member
Ultimus Fund Distributors, LLC
Cincinnati, Ohio

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and the SIPC Series 600 Rules, we have performed the following procedure with respect to the accompanying Schedule of Form SIPC-3 Revenues of Ultimus Fund Distributors, LLC (Company) for the year ended December 31, 2016, which were agreed to by Ultimus Fund Distributors, LLC and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2016 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for Ultimus Fund Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, noting no differences.
2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to the Company's audited trial balance noting no differences. We performed detailed testing of revenue recorded in the trial balance.
3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 and in the related audited trial balance noting no differences.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 17, 2017

COPY

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

**Forwarding and Address Correction Requested**

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
☒ (ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).
x [signature] Vice President 1-8-16
Authorized Signature/Title Date

SIPC-3 2016

8-

8-052643 FINRA DEC 8/24/2000
ULTIMUS FUND DISTRIBUTORS LLC
225 PICTORIA DRIVE STE 450
CINCINNATI, OH 45246

*Securities Investor Protection Corporation*
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

# Form SIPC-3 FY 2016

***Certification of Exclusion From Membership.***
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2016 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☒ (ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

**Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.**

**Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**